UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: March 28, 2011

For immediate release
March 28, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Makita Opens a Branch in the Northern Part of Vietnam
     Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan) announces that its Vietnamese sales subsidiary (Cong Ty TNHH Makita Vietnam; President: Shinichi Sakamoto; Head office: Binh Duong Province; Established November 2009; Capital: US$ 5 million) opened a branch in Bac Ninh Province, Vietnam, and the new branch will start operation in April 2011.
1. Reasons for the opening of a New Branch
     Cong Ty TNHH Makita Vietnam, located at Binh Durong Province (in the suburbs of Ho Chi Minh City) in the southern part of Vietnam, has dealt with all sales and after-sales services for the entire nation since April 2010. Because Vietnam stretches long from north to south, for further reinforcement of sales in the northern part of this country, and for quicker and more efficient distributions and after-sales services in the area, we will open a branch in Bac Ninh Province, near Hanoi City, in the northern part of Vietnam.
2. Outline of the Branch

1.	Branch name	Chi Nhanh Cong Ty TNHH Makita Vietnam Tai Mien Bac
(Makita Vietnam Company Limited North Branch)
2.	Location	Lot KT 1-B-1, Que Vo Expanded Industrial Park, Phuong Lieu
Commune, Que Vo District, Bac Ninh Province, Vietnam
3.	Branch manager	Shinichi Sakamoto
4.	Operating start	April 1, 2011
5.	Number of employees	15
6.	Description of business	Sales and after-sale service of electric power tools in the northern part of Vietnam.